SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(c)
(AMENDMENT   2)

THE MACERICH COMPANY

( NAME OF ISSUER )

COMMON STOCK

(Title of Class of Securities)

554382101

(CUSIP Number)

DECEMBER 29, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1 (b)
X Rule 13d-1 (c)
Rule 13d-1 (d)

CUSIP No. 554382101	13G/A	Page 1 of 3 pages

1.	Names of reporting persons	Security Capital Preferred Growth Incorporated
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	36-4128122

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF	5.	SOLE VOTING POWER	3,627,131
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER	0
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER	3,627,131
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,627,131

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8%

12.	TYPE OF REPORTING PERSON*	CO

Item 1(a).	Name of Issuer:
THE MACERICH COMPANY

Item 1(b).	Address of Issuer's Principal Executive Offices:
401 WILSHIRE BOULEVARD, #700 SANTA MONICA, CALIFORNIA 90401

Item 2(a).	Name of Person Filing:
Security Capital Preferred Growth Incorporated("SC-PG")
Item 2(b).	Address of Principal Business Office or, if None, Residence:
10 South Dearborn Street, Suite 1400 Chicago, Illinois 60603

Item 2(c).	Citizenship
Maryland

Item 2(d).	Title of Class of Securities:
COMMON STOCK
Unless otherwise noted, security being reported is common stock

Item 2(e).	CUSIP Number:	554382101

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
Or (c), Check Whether the Person Filing is a :

(a)	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	Insurance company as defined in Section 3(a)(19) of the
Exchange Act;
(d)	Investment company registered under Section 8 of the Investment
Company Act;
(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);
(h)	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act;
(i)	A church plan that is excluded from the definition of an
Investment company under Section 3(c)(14) of the Investment
Company act;
(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.	X

Page 2 of 3 pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and
Percentage of the class of securities of issuer identified in Item 1.
(a)	Amount beneficially owned: 3,627,131
(b)	Percent of class: 4.8%
(c)	Number of shares as to which (ii)SC-PG has:
	(i)	Sole power to vote or to direct the vote:	3,627,131
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	3,627,131
	(iv)	Shared power to dispose or to direct the disposition of:	0
Item 5.	Ownership of Five Percent or Less of a Class. YES

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. (X)

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

The right to receive dividends for such securities;
The power to direct the receipt of dividends from such securities;
The right to receive the proceeds from the sale of such securities;
The right to direct the receipt of proceeds from the sale of such securities;

No such person is known to have an interest in more than 5% of the class of securities reported herein unless such person is identified below.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security being reported on by the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 3 of 3 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2007	Security Capital Preferred Growth Incorporated
By: /s/ Michael J. Heller
--------------------------------------
Michael J. Heller
Treasurer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the commission may be incorporated by reference. The name and any title of each person who signs the the statement shall be typed or printed beneath his signature.